As filed with the Securities and Exchange Commission on March 5, 2002

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BRIO SOFTWARE, INC.
(Exact name of registrant as specified in its charter)

Delaware	77-0210797
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4980 Great America Parkway
Santa Clara, CA 95054
(408) 496-7400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Craig Collins
Chief Financial Officer
4980 Great America Parkway
Santa Clara, CA 95054
(408) 496-7400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Mark Weeks Jon Gavenman Marcia Bruggeman VENTURE LAW GROUP A Professional Corporation 2775 Sand Hill Road Menlo Park, CA 94025	Stephen Cassani SALOMON SMITH BARNEY 1001 Page Mill Road Building 4, Suite 100 Palo Alto, CA 94304

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, par value $0.001	5,993,498	$2.56	$15,343,354.88	$1,411.59

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on March 1, 2002.

The Company hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated March 5, 2002
PROSPECTUS
5,993,498 Shares

BRIO SOFTWARE, INC.
Common Stock

The Common Stock offered hereby involves a high degree of risk. See “Risk Factors” on page 6 of this Prospectus for information that should be considered by prospective investors.

All references herein to “Brio,” or the “Company” mean Brio Software, Inc. unless otherwise indicated by the context.

The 5,993,498 shares of Brio Common Stock, $0.001 par value, covered by this Prospectus (the “Shares”) are offered for the account of several stockholders of Brio (the “Selling Stockholders”). The Shares were issued to the Selling Stockholders in connection with a private placement of Brio Common Stock on February 20, 2002 (the “Private Placement”). For additional information concerning this Private Placement, see “Issuance of Common Stock to Selling Stockholders.” The Selling Stockholders may sell the Shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. See “Plan of Distribution.” The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

The Selling Stockholders may be deemed to be an “Underwriter,” as such term is defined in the Securities Act of 1933, as amended (the “Securities Act”).

The Company’s common stock is quoted on the Nasdaq National Market under the symbol “BRIO”.

On March 1, 2002, the last sale price of the Company’s Common Stock on the Nasdaq National Market was $2.65 per share.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March             , 2002.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

ADDITIONAL INFORMATION AVAILABLE TO YOU

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC. We file the annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq National Market. Reports, proxy and information statements and other information concerning Brio may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the Selling Stockholders have sold all the shares.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the year ended March 31, 2001 dated June 29, 2001, as amended on July 24, 2001.

2.
Our Quarterly Reports on Form 10-Q for the quarter ended June 30, 2001 dated August 14, 2001, for the quarter ended September 30, 2001 dated November 14, 2001 and for the quarter ended December 31, 2001 dated February 14, 2002.

3.	Our Current Report on Form 8-K, filed with the SEC on March 4, 2002.

4.	Our Current Report on Form 8-K, filed with the SEC on August 13, 2001.

5.	The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on April 6, 1998.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. You should direct any requests for documents to Craig Collins, 4980 Great America Parkway, Santa Clara, CA 95054 and the telephone number is (408) 496-7400.

THE COMPANY

Brio was incorporated in Delaware on February 19, 1998. Brio’s principal executive offices are located at 4980 Great America Parkway, Santa Clara, CA 95054. Its telephone number at that location is (408) 496-7400. References in the prospectus to “we,” “our,” “us” and the “Company” refer to Brio. Information contained in our Web site does not constitute part of this prospectus.

Brio Software, Inc. (Brio) is a leading provider of business intelligence solutions that help companies to achieve breakthrough business performance. The Brio Performance Suite expands business intelligence beyond advanced query and analysis technologies to include powerful information delivery through enterprise-class reporting and personalized performance dashboards. Brio products enable individuals, workgroups and executives in an organization to turn enterprise information into actionable insight, resulting in superior decisions and business performance.

Brio products and services are available through direct sales and professional services organizations located in the United States, Canada, the United Kingdom, France, Germany, Belgium, Japan, Singapore, Hong Kong, Australia and more than 40 countries worldwide through value added resellers (VARs), private label partners (PLPs), resellers, system integrators and distributors.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

This prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements refer to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as “expects,” “anticipates,” “intends,” “plans” and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

Risks Factors That May Affect Future Operating Results

Brio’s quarterly operating results will likely fluctuate based on factors beyond our control.    Brio has experienced, and expects to continue to experience, significant fluctuations in quarterly operating results based on a number of factors, many of which are not within its control. Among other things, Brio’s operating results have fluctuated in the past due to:

•	the timing of product enhancements and new product announcements;

•	the lengthy sales cycle of its products;

•	market acceptance of and demand for its products;

•	capital spending patterns of its customers;

•	customer order deferrals in anticipation of enhancements or new products;

•	its ability to attract and retain key personnel;

•	the mix of domestic and international sales;

•	the mix of license and service revenues;

•	personnel changes; and

•	changes in the timing and level of operating expenses.

During the three and nine months ended December 31, 2001, Brio found that several of these factors negatively impacted its profitability. In particular, Brio found that the slowing global economy, combined with the September 11, 2001 tragedy, resulted in continuing lengthening of the enterprise sales cycle and deferred IT spending. As a result, there was a reduction in the number and size of deals closed and the mix of license and service revenues varied significantly when compared to historical results.

In addition, the announcement or introduction of new products by Brio or its competitors or any change in industry standards may cause customers to defer or cancel purchases of existing products. Furthermore, the introduction of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable and additional service costs. Accordingly, Brio’s results of operations may also fluctuate in the future due to a number of additional factors, including but not limited to those discussed above, as well as:

•	the number and significance of product enhancements and new product announcements by competitors;

•	changes in pricing policies by Brio and its competitors;

•	Brio’s ability to develop, introduce and market new and enhanced versions of its products on a timely basis;

•	customer order deferrals in anticipation of enhancements or new products offered by competitors;

•	nonrenewal of service agreements, software defects and other product quality problems;

•	the mix of direct and indirect sales;

•	currency fluctuations; and

•	general economic conditions.

Due to these factors, quarterly revenue and operating results are difficult to forecast and may not meet expectations.

Brio has a history of net losses, and may not be profitable in the future.    Brio has a history of net losses, and cannot provide any assurance that we will experience revenue growth or profitability on a quarterly or annual basis in the future. In particular, Brio incurred net losses applicable to common stock of $9.7 million in fiscal 2001, $10.9 million in fiscal 2000 and $753,000 in fiscal 1999. Brio incurred a net loss of approximately $5.0 million during the three months ended December 31, 2001 and approximately $21.8 million for the nine months ended December 31, 2001. As of December 31, 2001, Brio had stockholders’ equity of approximately $10.9 million and an accumulated deficit of approximately $79.9 million.

Brio has implemented several cash conservation measures to help improve its overall cash position and help align Brio’s expenses with its revenues to achieve profitability. Specifically, Brio has cut expenses through reductions in headcount across the organization, a temporary salary deferral for all North American and some international employees, reduced and/or eliminated cash bonus and cash incentive programs, reduced or eliminated employee fringe benefit programs and delayed or eliminated capital expenditure plans. However, there is no guarantee that these cash conservation measures or any other cash conservation measures that Brio may implement in the future will help Brio achieve profitability.

Brio anticipates a reduced rate of revenue growth in the future.    Brio may not sustain the same rate of revenue growth it has experienced in the past in future periods. Our prospects for increased future revenues must be considered in light of the risks, expenses and difficulties frequently encountered by companies in a similar stage of development, particularly companies in rapidly evolving markets and the recent downturn in the economy. To address these risks, Brio must:

•	successfully increase the scope of its operations;
•	respond to competitive developments;
•	continue to attract, retain and motivate qualified personnel;
•	continue to commercialize products incorporating advanced technologies; and
•	successfully implement an organizational infrastructure to maintain revenue growth.

Brio may not be able to achieve these goals.

Seasonality may affect Brio’s results.    Brio has experienced seasonality due to customer capital spending patterns and the general summer slowdown in sales. Brio expects to continue to experience seasonality as a result of these factors. This seasonality could materially hurt results of operations, particularly for the quarters ending June 30 or September 30.

If Brio’s operating results do not meet financial analysts’ expectations, our stock price may decline.    If Brio does not meet its financial analysts’ expectations in the future, its reported or anticipated operating results may fail to meet or exceed the expectations of securities analysts or investors. In that event, Brio’s common stock price could be materially reduced.

Because Brio depends on a direct sales force, any failure by Brio to attract and retain adequate sales personnel could slow its sales and increase its expenses, causing significant

financial and operational risks.    Brio may not be able to attract and retain adequate sales personnel, despite the expenditure of significant resources to do so, and the failure to do so could materially harm its ability to sell its products at expected levels. Because turnover tends to slow sales efforts until replacement personnel can be recruited and trained, failure to retain sales personnel could seriously hamper our business, operating results and financial condition. Competition for personnel with a sufficient level of expertise and experience for direct sales positions is intense, particularly among competitors who may have substantially greater resources than Brio or greater resources dedicated to hiring direct sales personnel. In addition, Brio has experienced significant turnover of its sales force.

Brio’s success depends on key personnel.    The loss of the services of any of Brio’s key personnel or the inability to attract or retain qualified personnel in the future could harm Brio’s business, operating results and financial condition. The success of Brio will depend to a significant degree upon the continued contributions of key management, engineering and sales and marketing personnel. Because competition for qualified personnel exists, Brio may not be successful in attracting and retaining the personnel it seeks.

Brio has employment contracts with only six members of its executive management personnel. Brio does not maintain “key person” life insurance on any of its executive management.

Our management team has limited prior experience together.    Brio hired a new president and chief executive officer in January 2001 and has thereafter hired other key members of executive management. Because our management team has limited experience working together, they may not effectively manage our operations. Management ineffectiveness may disrupt our entire business operation, distract our employees and impair our ability to execute our strategy.

Because the sales cycle for Brio’s products is long, the timing of sales is difficult to predict and Brio’s quarterly revenues and earnings may fluctuate significantly.    Based in part on the lengthy sales cycle for Brio’s products and the recent downturn in the economy, quarterly revenues and operating results could vary significantly in the future. The sales cycle associated with the purchase of Brio’s products is typically six to twelve months in length and subject to a number of significant risks over which Brio has little or no control, including customers’ budgeting constraints and internal acceptance review procedures. In particular, large-scale deployments of Brio’s products, which are becoming more prevalent in the industry, take longer to evaluate, implement and close than historical sales cycles seem to indicate. Sales transactions may be delayed during the customer acceptance process because Brio must provide a significant level of education to prospective customers regarding the use and benefits of its products. Additionally, the sales cycle for Brio’s products in international markets has historically been, and is expected to continue to be, longer than the sales cycle in the United States and Canada. Accordingly, if Brio’s international operations expand, the average sales cycle for its products is expected to lengthen. In addition, Brio anticipates that an increasing portion of its revenue could be derived from larger orders, in which case the timing of receipt and fulfillment of those orders could cause material fluctuations in operating results, particularly on a quarterly basis.

Because Brio expects to achieve revenue growth and increased margins through indirect sales channels, Brio’s failure to develop and manage indirect sales channels could limit its sales growth and financial performance.    Brio may not be able to continue to attract and retain additional indirect channel partners that will be able to market its products effectively and provide timely and cost-effective customer support and services. Brio may not be able to manage conflicts within its indirect channel or that its focus on increasing sales through the indirect channels will not divert management resources and attention from direct sales. In addition, Brio’s agreements with indirect channel partners do not restrict the channel partners from distributing competing products, and in many cases may be terminated by either party without cause. The ability of Brio to achieve revenue growth and improved operating margins on product sales in the future will depend in large part upon its success in expanding and maintaining indirect channels worldwide. Indirect channels include VARs, PLPs, resellers, system integrators and distributors.

To date, Brio has generated a majority of its sales from its direct sales force, and has supplemented its direct sales efforts with the efforts of VARs, PLPs, resellers, system integrators and distributors in a variety of locations throughout the world. These third parties perform some or all of the following functions: sales and marketing; systems implementation and integration; software development and customization; and ongoing consulting, training, service and technical support. Brio generally offers such parties discounts on products and training, as well as a cooperative marketing program and field level assistance from Brio’s direct and channel sales forces. Brio intends to leverage sales and marketing through indirect channel partners that will distribute or resell Brio’s products in their respective markets. Revenues from VARs, PLPs, resellers, system integrators and distributors accounted for approximately 21% of total revenues in fiscal 2001, approximately 26% of total revenues in fiscal 2000 and approximately 21% of total revenues in fiscal 1999. Revenues from VARs, PLPs, resellers, system integrators and distributors were approximately 22% of total revenues for the three months ended December 31, 2001 and 2000.

Brio may acquire new businesses and technologies, as well as enter into business combinations, which may involve integration and transaction completion risks.    Acquisition transactions are accompanied by a number of risks, including:

•	the difficulty of assimilating the operations and personnel of the acquired companies;

•	the potential disruption of our ongoing business and distraction of management;

•	the difficulty of incorporating acquired technology or content and rights into our products;

•
the correct assessment of the relative percentages of in-process research and development expense which can be immediately written off as compared to the amount which must be amortized over the appropriate life of the asset;

•	the failure to successfully develop an acquired in-process technology could result in the impairment of amounts currently capitalized as intangible assets;

•	unanticipated expenses related to technology integration;

•	the maintenance of uniform standards, controls, procedures and policies;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

•	the potential unknown liabilities associated with acquired businesses.

We may not be successful in addressing these risks or any other problems encountered in connection with such acquisitions.

Brio is in a highly competitive industry and some of its competitors may be more successful in attracting and retaining customers.    The market in which Brio operates is highly competitive. Brio expects that competition will continue to intensify. Increased competition could result in:

•	price reductions;

•	fewer customer orders;

•	reduced gross margins;

•	longer sales cycles; and

•	loss of market share.

Brio or its competitors may announce enhancements to existing products, or new products embodying new technologies, industry standards or customer requirements that have the potential to supplant or provide lower-cost alternatives to Brio’s existing products.

Current and potential competitors offer a variety of software solutions and generally fall within several categories:

•	business intelligence software vendors such as Cognos, Business Objects, Crystal Decisions and Hummingbird;

•	vendors offering alternative approaches to delivering reporting and analysis capabilities to users, such as MicroStrategy, Computer Associates, Information Advantage and Actuate;

•	portal software vendors, such as Plumtree, Viador and Portal Software;

•	database vendors that offer client products that operate specifically with their proprietary database, such as Microsoft, IBM, Oracle and Ardent;

•	analytic application vendors such as E.piphany and Hyperion; and

•	other companies that may in the future announce offerings similar to the Brio Performance Suite.

These competitors may be able to respond more quickly than Brio to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of their products than Brio. Brio expects additional competition as other established and emerging companies enter into the business intelligence software market and new products and technologies are introduced. Brio will compete on the basis of the following factors:

•	completeness of product offering;

•	product features;

•	ease of use;

•	product performance;

•	product quality;

•	analytical capabilities;

•	scalability;

•	open architecture;

•	customer support;

•	time to market; and

•	price.

Our failure to compete favorably in these areas could limit our ability to attract and retain customers, which could have a material adverse affect on our results of operations.

Market consolidation may create more formidable competitors.    Alliances among current and new competitors may emerge and rapidly gain significant market share. The failure of Brio to compete successfully against current and future competitors could materially harm its business, operating results and financial condition by driving down prices and reducing revenue growth. Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of Brio’s prospective customers. Current or future indirect channel partners of Brio may establish cooperative relationships with current or potential competitors, thereby limiting Brio’s ability to sell its products through particular distribution channels. Such competition could have a material adverse effect on Brio’s ability to obtain new licenses and maintenance and support renewals for existing licenses on favorable terms. Further, competitive pressures may require Brio to reduce the price of its products, which could have a material adverse effect on our business, operating results and financial condition.

Brio’s plans to expand internationally expose Brio to risks related to managing international operations, currency exchange rates, tariffs and other difficulties related to foreign operations.    A key component of Brio’s strategy is its planned expansion into additional international markets. If the international revenues generated by these expanded operations are not adequate to offset the expense of establishing and maintaining these foreign operations, Brio’s business, operating results and financial condition could be materially harmed. In addition to the uncertainty as to Brio’s ability to expand its international presence, there are risks inherent in doing business on an international level, including:

•	technical difficulties associated with product localization in foreign countries;

•	increased liability and financial exposure under foreign laws;

•	increased difficulty in controlling operating expenses;

•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	longer payment cycles;

•	problems in collecting accounts receivable;

•	political instability;

•	fluctuations in currency exchange rates;

•	seasonal reductions in business activity during the summer months in Europe; and

•	potentially adverse tax consequences.

Each of these factors could adversely impact the success of Brio’s international operations and, consequently, could harm Brio’s business, operating results and financial condition. In particular, Brio’s international sales are generally denominated and collected in foreign currencies, and Brio has not historically undertaken foreign exchange hedging transactions to cover potential foreign currency exposure. Brio incurred a loss on foreign currency translations resulting from intercompany receivables from foreign subsidiaries in an amount of approximately $870,000 fiscal 2001, approximately $429,000 in fiscal 2000 and approximately $126,000 in fiscal 1999. Brio incurred a loss on foreign currency translations resulting from intercompany receivables from foreign subsidiaries in an amount of approximately $105,000 during the three months ended December 31, 2001 and incurred a gain of approximately $141,000 during the three months ended December 31, 2000.

Brio’s future success will depend upon successful product development in the face of changing customer requirements and rapid technological change.    Brio’s failure to develop and introduce new products and product enhancements on a timely basis that meet changing customer requirements and technological changes could result in reduced demand for or market acceptance of Brio’s products, which could hurt Brio’s business, operating results and financial condition. Brio’s products incorporate a number of advanced technologies, including proprietary data analysis engines, a distributed architecture, as well as Web access and delivery technology. Brio may be required to change and improve its products in response to changes in operating systems, applications, networking and connectivity software, computer and communications hardware, programming tools and computer language technology.

Brio may not successfully respond to changing technology, identify new product opportunities or develop and bring new products to market in a timely and cost-effective manner. In the past Brio has experienced delays in software development. In particular, development efforts in the UNIX server environment are complex, and in the past Brio has encountered delays in developing products for this environment. Brio may experience delays in connection with current or future product development activities.

Because Brio’s future success will depend upon successful product development in the face of evolving industry standards, failure to introduce new products could hurt its growth and profitability.    Brio’s failure to introduce new products or product enhancements on a timely basis that are compatible with industry standards could delay or hinder demand for or market acceptance of its products, which could hurt Brio’s growth and profitability.

The market may not accept Brio’s products, which would reduce revenues, growth and profitability.    Brio is focusing its selling efforts increasingly on larger, enterprise-wide implementations of its products, and Brio expects these sales to constitute an increasing portion of any of its future revenue growth. Failure of a significant market for analytic solutions to continue to grow, or failure of enterprise-wide implementations of Brio’s products to achieve broad market acceptance, could materially harm Brio’s business, operating results and financial condition. To date, Brio’s selling efforts have resulted in limited enterprise-wide implementations of its products. Brio believes that most companies currently are not yet aware of the benefits of enterprise-wide analytic solutions or of its products and capabilities, nor have most companies deployed analytic solutions on an enterprise-wide basis. Brio’s efforts to promote market awareness of its products and the problems its products address may not be sufficient to build market awareness of the need for analytic solutions or acceptance of Brio’s products.

Product defects could adversely affect Brio’s operating results.    As a result of their complexity, Brio’s software products may contain undetected errors, failures or viruses. Brio or its customers may discover errors in new products or enhancements after commencement of commercial shipments, resulting in loss of revenues, delay in market acceptance or damage to Brio’s reputation, which could have a material adverse effect upon Brio’s business, operating results and financial condition. Further, Brio’s license agreements with customers typically contain provisions designed to limit Brio’s exposure for potential claims based on error or malfunctions of Brio’s products. The limitation of liability provisions contained in Brio’s license agreements may not be effective under the laws of all jurisdictions. Brio’s sale and support of its products entail the risk of warranty claims, and Brio’s insurance against product liability risks may not be adequate to cover a potential claim. A product liability claim brought against Brio could have a material adverse effect on its business, operating results and financial condition.

Brio has two issued patents and thirteen pending patent applications. Brio’s intellectual property protection may not be adequate to prevent competitors from entering its markets or developing competing products.    Brio’s limited intellectual property protection may allow competitors to enter its market or develop competing products, resulting in competitive harm to Brio. The methods used by Brio to protect its proprietary rights afford only limited protection. Brio currently relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Brio currently has two U.S. patents and thirteen pending applications. The patent applications may not result in the issuance of a patent. Our issued patents and any additional patents issued to us may be invalidated, circumvented or challenged, and the rights granted under these patents might not provide Brio competitive advantages. Brio may not obtain any more patents. Others may develop technologies that are similar or superior to Brio’s technology or design around our patent or any other patent that we may come to own.

Despite Brio’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Brio’s products or to obtain and use information that Brio regards as proprietary. Policing unauthorized use of Brio’s products is difficult, and while Brio is unable to determine the extent to which piracy of its software products exists, Brio expects software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of the U.S. Brio’s means of protecting its proprietary rights in the U.S. or abroad may not be adequate, and competitors may independently develop similar technology.

Investment Risks

Brio’s common stock has a limited trading history and a volatile price.    There has only been a public market for Brio’s common stock since April 30, 1998, and an active public market may not continue. The market price of the shares of Brio’s common stock is likely to be highly volatile and may be significantly affected by a number of factors, including:

•	actual or anticipated fluctuations in our operating results;

•	announcement of business partnerships;

•	technological innovations or new product introductions by us or our competitors;

•	changes of estimates of our future operating results by securities analysts;

•	missing financial analysts’ expectations;

•	developments with respect to copyrights or proprietary rights; or

•	general market conditions.

In addition, the stock market has, from time to time, experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies. Broad market fluctuations, as well as economic conditions generally and in the software industry specifically, may result in material adverse effects on the market price of Brio’s common stock. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Such litigation may occur in the future with respect to Brio, and could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon Brio’s business, operating results and financial condition.

If we are unable to comply with Nasdaq’s continued listing requirements, our common stock could be delisted from the Nasdaq National Market.    Our common stock trades on Nasdaq National Market, which has certain compliance requirements for continued listing of common stock, including a series of financial tests relating to net tangible assets, public float, number of market makers and shareholders, and maintaining a minimum bid price for the Company’s share price. The result of delisting from the Nasdaq National Market would be a reduction in the liquidity of any investment in our common stock and a material adverse effect on the price of our common stock. Delisting would reduce the ability of holders of our common stock to purchase or sell shares as quickly and as inexpensively as they could have done in the past. This lack of liquidity would make it more difficult for us to raise capital in the future. Although we are working to comply with all continued listing requirements of Nasdaq, there can be no assurance that we will be able to satisfy such requirements.

Anti-takeover provisions may adversely effect Brio’s stock price and make it more difficult for a third party to acquire Brio.    Provisions of Brio’s charter documents may have the effect of delaying or preventing a change in control of Brio or its management, which could have a material adverse effect on the market price of Brio’s common stock. These include provisions:

•	relating to a classified board of directors and provisions eliminating cumulative voting;

•	eliminating the ability of stockholders to take actions by written consent; and

•	limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice.

In addition, the Brio board of directors has authority to issue up to 2,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of Brio’s common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that Brio may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of Brio’s outstanding voting stock, thereby delaying, deferring or preventing a change in control of Brio. Brio has no present plan to issue shares of preferred stock.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the Selling Stockholders. Brio will not receive any of the proceeds from the sale of these shares.

ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

On February 20, 2002 Brio issued 5,993,498 shares of its common stock to the Selling Stockholders in a private placement transaction. This prospectus covers the resale of the shares of common stock in the private placement.

PLAN OF DISTRIBUTION

Shares of common stock offered by this prospectus may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell shares on the Nasdaq National Market, or in private sales at negotiated prices directly or through a broker. The Selling Stockholders and any underwriters, dealers or agents who participate in the distribution of the shares may be deemed to be “underwriters” under the Securities Act of 1933. Any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. We have agreed to indemnify the Selling Stockholders against certain liabilities arising under the Securities Act.

The Selling Stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the common stock offered by this prospectus in amounts customary for this type of transaction. Each Selling Stockholder will also pay all applicable transfer taxes and fees for its legal counsel incurred in connection with the sale of shares.

The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of the shares offered by this prospectus in the market, and to their own activities and those of their affiliates. The Selling Stockholders have advised us that during the time they are engaged in attempting to sell the shares offered by this prospectus, they will:

•	not engage in any stabilization activity in connection with any of our securities;

•	provide copies of this prospectus to each person to whom shares may be offered, and to each broker-dealer, if any, through whom shares are offered; and

•
not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities other than as permitted under the Exchange Act.

We have agreed to maintain the effectiveness of this registration statement until the date on which all of the shares may be sold under Rule 144(k) under the Securities Act. No sales may be made pursuant to this prospectus after the expiration date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. The Selling Stockholders may sell all, some or none of the shares offered by this prospectus.

SELLING STOCKHOLDERS

The following table sets forth certain information as of March 1, 2002 with respect to the Selling Stockholders. The following table assumes that the Selling Stockholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares that actually will be sold.

The number and percentage of shares beneficially owned is based on 35,979,662 shares outstanding at March 1, 2002 determined in accordance with Rule 13d-3 of the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power, and also includes shares which an individual has the right to acquire within 60 days of March 1, 2002 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. No Selling Stockholder has had any material relationship with us or any of our predecessors or affiliates within the last three years.

Selling Stockholder	Shares Beneficially Owned Prior to the Offering(1)		Shares Offered by this Prospectus	Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent
Amerindo Funds, Inc., Amerindo Technology Fund	0	0%	725,000	725,000	2%
Emerging Technology Portfolio	0	0	725,000	725,000	2
Amerindo Internet Growth Fund Ltd.	0	0	155,672	155,672	*
Amerindo Long/Short Post-Venture Fund LP	0	0	75,000	75,000	*
Kopp Emerging Growth Fund	0	0	2,211,986	2,211,986	6
Walker Smith Capital Master Fund	0	0	777,311	777,311	2
Walker Smith International Fund, Ltd.	0	0	798,319	798,319	2
WS Opportunity Master Fund	0	0	420,168	420,168	1
WS Opportunity International Fund, Ltd.	0	0	105,042	105,042	*

*	Represents less than 1 percent ownership

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for Brio by Venture Law Group, A Professional Corporation, 2775 Sand Hill Road, Menlo Park, California 94025.

EXPERTS

The consolidated financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the Registrant in connection with the sale and distribution of the Common Stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the Selling Stockholders are payable individually by the Selling Stockholders. All amounts shown are estimates except the SEC registration fee.

Amount To be Paid
SEC registration fee	$ 1,411
Legal fees and expenses	25,000
Accounting fees and expenses	4,000
Transfer agent fees	2,500
Miscellaneous expenses	5,089

Total	$38,000

Item 15.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Articles XII and XIII of Brio’s Amended and Restated Certificate of Incorporation and Article VI of Brio’s Amended and Restated Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, Brio has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance.

In connection with this offering, the Selling Stockholders have agreed to indemnify Brio, its directors and officers and each such person who controls the Company, against any and all liability arising from inaccurate information provided to the Company by the Selling Stockholders and contained herein up to a maximum (except in the case of willful fraud by the Selling Stockholder) of the net proceeds received by the Selling Stockholders from the sale of their shares hereunder.

Item 16.    Exhibits

Exhibit Number	Description of Exhibit

4.1	Securities Purchase Agreement, dated February 20, 2002

5.1	Opinion of Venture Law Group, A Professional Corporation

23.1	Consent of Arthur Andersen LLP, Independent Accountants

23.2	Consent of Counsel (included in Exhibit 5.1)

24.1	Power of Attorney (see page 21)

Item 17.    Undertakings

The undersigned Registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S–3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 5th day of March, 2002.

BR	IO SOFTWARE, INC.

By:	/s/ CRAIG COLLINS
Craig Collins
Chief Financial Officer and EVP

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Craig D. Brennan and Craig Collins, and each of them, as his, her or his attorney-in-fact, with full power of substitution, for him, her or it in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ CRAIG D. BRENNAN Craig D. Brennan	President, Chief Executive Officer and Director (Principal Executive Officer)	March 5, 2002

/s/ CRAIG COLLINS Craig Collins	Chief Financial Officer and Executive Vice President (Principal Accounting Officer)	March 5, 2002

/s/ YORGEN H. EDHOLM Yorgen H. Edholm	Chairman of the Board of Directors	March 5, 2002

/s/ BERNARD J. LACROUTE Bernard J. Lacroute	Director	March 5, 2002

/s/ E. FLOYD KVAMME E. Floyd Kvamme	Director	March 5, 2002

/s/ ERNEST VON SIMSON Ernest von Simson	Director	March 5, 2002